SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cliffs Natural Resources Inc.
(Name of Issuer)

Common Shares, par value $0.125 per share
(Title of Class of Securities)

18683K101
(CUSIP Number)

Casablanca Capital LP 450 Park Avenue, Suite 1403 New York, NY 10022 Attn: Douglas Taylor (212) 759-5626 David E. Rosewater, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Casablanca Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,906,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Donald G. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF; PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,907,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Douglas Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,906,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Celso Lourenco Goncalves
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 77,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 77,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Patrice E. Merrin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Joseph Rutkowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 8 of 14 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 28, 2014 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on February 12, 2014 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on March 7, 2014 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 21, 2014 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the shares of common stock, par value $0.125 per share (the "Common Stock"), of Cliffs Natural Resources Inc., an Ohio corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by (i) Casablanca Capital LP, a Delaware limited partnership ("Casablanca"); (ii) Donald G. Drapkin ("Mr. Drapkin"); (iii) Douglas Taylor ("Mr. Taylor" and together with Casablanca and Mr. Drapkin, the "Casablanca Parties"); (iv) Celso Lourenco Goncalves ("Mr. Goncalves"); (v) Joseph Rutkowski ("Mr. Rutkowski"); and (vi) Patrice E. Merrin ("Ms. Merrin" and together with the Casablanca Parties, Mr. Goncalves and Mr. Rutkowski, the "Reporting Persons"). Each of Messrs. Drapkin and Taylor, as the co-managing members of Casablanca's general partner, Casablanca Capital GP, LLC, a Delaware limited liability company ("Casablanca GP"), are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by Casablanca's investment advisory clients, including the Accounts (as defined in Item 5).

(b) The principal business address of each of the Casablanca Parties and Casablanca GP is 450 Park Avenue, Suite 1403, New York, New York 10022. The principal business address of Mr. Goncalves is 2716 Aqua Vista Blvd., Fort Lauderdale, Florida 33301. The principal business address of Mr. Rutkowski is 2423 S. Bay Street, Georgetown, South Carolina 29440. The principal business address of Ms. Merrin is 92 Birch Avenue, Toronto, Ontario M4V IC8.

(c) The principal business of Casablanca is to serve as an investment advisor, exempt from registration with the Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940, as amended, on behalf of various clients, including individuals and institutions. The principal occupation of Mr. Drapkin is serving as a co-managing member of Casablanca GP and as a member of the management committee and the Chairman of Casablanca. The principal occupation of Mr. Taylor is serving as a co-managing member of Casablanca GP and as a member of the management committee and the Chief Executive Officer of Casablanca. The principal business of Casablanca GP is serving as the general partner to Casablanca. The principal occupation of Mr. Goncalves is to manage a portfolio of personal investments. The principal occupation of Mr. Rutkowski is to serve as a principal at Winyah Advisors LLC. The principal occupation of Ms. Merrin is serving as a director of Stillwater Mining Company.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 9 of 14 Pages

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Drapkin, Taylor, Goncalves and Rutkowski are each United States citizens and Ms. Merrin is a citizen of Canada.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $202,528,410 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

Casablanca used a total of approximately $200,784,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by Casablanca. The source of funding for the purchase of the Common Stock reported herein as beneficially owned by Casablanca is cash on hand and working capital of the Accounts. The shares of Common Stock reported herein as beneficially owned by Casablanca are or may be held from time to time in margin accounts established by the Accounts with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Mr. Drapkin used a total of approximately $21,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein for which Mr. Drapkin has sole voting power and sole dispositive power. The source of the funds used to acquire the Common Stock for which Mr. Drapkin has sole voting power and sole dispositive power is the personal funds of Mr. Drapkin and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Mr. Goncalves used a total of approximately $1,526,550 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by Mr. Goncalves. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Goncalves is the personal funds of Mr. Goncalves and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Mr. Rutkowski used a total of approximately $144,570 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by Mr. Rutkowski. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Rutkowski is the personal funds of Mr. Rutkowski and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 10 of 14 Pages

Ms. Merrin used a total of approximately $52,290 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by Ms. Merrin. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Ms. Merrin is the personal funds of Ms. Merrin and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 29, 2014, Casablanca Capital LP ("Casablanca") issued by press release (the "May 29 Press Release") a letter to shareholders of the Issuer (the "May 29 Letter") underscoring the alignment of its interests with those of all shareholders, reiterating its commitment to driving what it believes to be the real change needed to restore value of the Issuer, and calling on the Issuer's board of directors (the "Board") to eliminate the "Proxy Put" threat disclosed in the Issuer's proxy statement filed on Schedule 14A with the SEC on May 23, 2014. In the May 29 Letter, Casablanca stated that the Issuer failed to clarify that the Board could easily defuse the Proxy Put by approving Casablanca's Nominees for the narrow purpose of not triggering the Proxy Put. Casablanca also expressed its belief that James Kirsch, Chairman of the Board, and Gary Halverson, President and Chief Executive Officer of the Issuer, should no longer serve as executives charged with leading the Issuer. The foregoing summary of the May 29 Press Release and May 29 Letter is qualified in its entirety by reference to the full text of the May 29 Press Release, which contains the full text of the May 29 Letter, a copy of which is attached hereto as Exhibit 12 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 7,995,520 shares of Common Stock, constituting approximately 5.2% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 153,181,056 shares of Common Stock outstanding as of April 28, 2014, as reported in the amendment to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on April 30, 2014.

(i)	Casablanca:
	(a)	As of the date hereof, Casablanca may be deemed the beneficial owner of 7,906,520 shares of Common Stock.
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,906,520 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,906,520 shares of Common Stock

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 11 of 14 Pages

(ii)	Mr. Drapkin:
	(a)	As of the date hereof, Mr. Drapkin may be deemed the beneficial owner of 7,907,520 shares of Common Stock.
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 1,000 shares of Common Stock
2. Shared power to vote or direct vote: 7,906,520 shares of Common Stock
3. Sole power to dispose or direct the disposition: 1,000 shares of Common Stock
4. Shared power to dispose or direct the disposition: 7,906,520 shares of Common Stock

(iii)	Mr. Taylor:
	(a)	As of the date hereof, Mr. Taylor may be deemed the beneficial owner of 7,906,520 shares of Common Stock.
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,906,520 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,906,520 shares of Common Stock

(iv)	Mr. Goncalves:
	(a)	As of the date hereof, Mr. Goncalves may be deemed the beneficial owner of 77,000 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 77,000 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 77,000 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(v)	Mr. Rutkowski:
	(a)	As of the date hereof, Mr. Rutkowski may be deemed the beneficial owner of 8,000 shares of Common Stock.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 8,000 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,000 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(vi)	Ms. Merrin:
	(a)	As of the date hereof, Ms. Merrin may be deemed the beneficial owner of 3,000 shares of Common Stock.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 3,000 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,000 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 12 of 14 Pages

(b) Casablanca serves as investment advisor to certain investment funds or managed accounts (collectively, the "Accounts"), and may be deemed to have beneficial ownership over the shares of Common Stock held for such Accounts. Each of Messrs. Drapkin and Taylor, as co-managing members of Casablanca GP, are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by the Accounts. Mr. Drapkin has sole voting power and sole dispositive power over the 1,000 shares of Common Stock owned by him in record name. Mr. Goncalves, as trustee of the Celso Lourenco Goncalves Revocable Trust, has sole voting power and sole dispositive power over 77,000 shares held by the Celso Lourenco Goncalves Revocable Trust and may be deemed to have beneficial ownership over such shares of Common Stock. Mr. Rutkowski has sole voting power and sole dispositive power over the 8,000 shares of Common Stock owned by him and may be deemed to have beneficial ownership over such shares of Common Stock. Ms. Merrin has sole voting power and sole dispositive power over the 3,000 shares of Common Stock owned by him and may be deemed to have beneficial ownership over such shares of Common Stock.

The Reporting Persons may be deemed to be a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Act. Collectively, the Reporting Persons may be deemed to beneficially own 7,995,520 shares of Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock. The Casablanca Parties disclaim beneficial ownership of any shares of Common Stock beneficially owned by Mr. Goncalves, Mr. Rutkowski or Ms. Merrin; the Casablanca Parties (other than Mr. Drapkin) disclaim beneficial ownership of any shares of Common Stock for which Mr. Drapkin has sole voting power and sole dispositive power; and Mr. Goncalves, Mr. Rutkowski and Ms. Merrin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 3 or each trade effected by Mr. Rutkowski and Ms. Merrin, as applicable, is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 13 hereto and is incorporated by reference herein.

Other than as previously disclosed in the Schedule 13D and the joint filing agreement, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
12	Press Release, dated May 29, 2014.
13	Joint Filing Agreement, dated May 30, 2014.

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2014

CASABLANCA CAPITAL LP

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

/s/ Donald G. Drapkin
Donald G. Drapkin

/s/ Douglas Taylor
Douglas Taylor

/s/ C. Lourenco Goncalves
C. Lourenco Goncalves

/s/ Joseph Rutkowski
Joseph Rutkowski

/s/ Patrice E. Merrin
Patrice E. Merrin

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 14 of 14 Pages

Schedule A

Transaction History of the Reporting Persons with respect to the Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Persons since the filing of the Original Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

Mr. Goncalves

Common Stock

Trade Date	Shares Purchased (Sold)	Average Price Per Share ($)*	Range of Prices Per Share
4/22/2014	27,000	18.31669	$18.29—$18.35

Mr. Rutkowski

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
03/10/2014	8,000	18.07

Ms. Merrin

Common Stock

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/8/2014	3,000	17.40

* Each transaction was executed in multiple trades in the open market. The price reported above reflects the weighted average sale price per share of Common Stock sold. The range of sale prices for each transaction is set forth above. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which any transaction was effected.